File No. 70-10243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

BY

AGL Resources Inc.

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act") and Commission order dated April 1, 2004, Holding Company Act Release No. 27828 (SEC File No. 70-10175), as amended by Commission order dated November 24, 2004, Holding Company Act Release No. 27919 (SEC File No. 70-10243) authorizing the acquisition of the issued and outstanding common stock of NUI Corporation ("NUI") and certain other transactions (collectively, the “Order”). Under the Order, AGL Resources Inc. ("AGLR") is required to file a certificate of notification on a quarterly basis that provides the information described below.

Except with respect to NUI and its subsidiaries which were acquired by AGLR on November 30, 2004, this certificate of notification reports on the three month period ended December 31, 2004.  With respect to NUI and its subsidiaries, this report provides information for the period December 1, 2004 - December 31, 2004. Each disclosure requirement set forth in the Order is repeated below, followed by AGLR's response.

1.
If sales of common stock by AGLR are reported, the purchase price per share and the market price per share at the date of the agreement of sale and the aggregate amount of common stock outstanding during the Authorization Period;

AGLR issued 11,409,674 shares of common stock in open market transactions at a share price of $31.01 during the quarter ended December 31, 2004. The aggregate amount of common stock issued by AGLR from the inception of the Authorization Period on April 1, 2004 through December 31, 2004 was 11,409,674 shares, representing total sales proceeds of 332,079,000.

2.
The total number of shares of AGLR's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted and the total number of shares of AGLR’s common stock issued or issuable pursuant to options outstanding during the Authorization Period;

AGLR issued 369,674 shares of common stock during the quarter ended December 31, 2004, with respect to options previously granted under employee benefit plans. As of December 31, 2004, 1,913,849 shares of AGLR common stock were issuable pursuant to options previously granted under employee benefit plans. Shares are deemed to be issuable pursuant to options granted under employee benefit plans when the exercise price of the underlying option is lower than the average stock price for the quarter. AGLR issued 64,060 shares of common stock during the quarter ended December 31, 2004, pursuant to dividend reinvestment plans.

The aggregate number of shares of AGLR common stock issued or issuable pursuant to options from the inception of the Authorization Period on April 1, 2004 through December 31, 2004 was 305,614 shares

3.
If AGLR’s common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

There were no shares of common stock transferred to a seller of securities of a company being acquired during the quarter ended December 31, 2004.

4.
If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee, and the total amount of guarantees issued and outstanding during the Authorization Period;

Exhibit 1 - Guarantees Issued - is submitted pursuant to a request for confidential treatment.

5.
The amount and terms of any financings consummated by AGLC, CGC, VNG, NUI Utilities or VGDC that are not exempt under rule 52, and the total amount of such financings outstanding of each of AGLC, CGC, VNG, NUI Utilities and VGDC during the Authorization Period

Exhibit 2 - Financings Not Exempt under Rule 52

6.
If any of AGLR's subsidiaries (including the NUI Group companies) are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

Exhibit 3 - Information Regarding Variable Interest Entities

7.	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

Exhibit 3 - Information Regarding Variable Interest Entities

8.	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

No U-6b-2 forms were filed with the Commission during the quarter.

9.
Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AGL Resources, that has engaged in utility money pool transactions during the quarter;

Exhibits 4 and 4.1 - Balance Sheets of Subsidiaries Engaged in Utility Money Pool Transactions - are submitted pursuant to a request for confidential treatment.

10.
Future registration statements filed under the 1933 Act with respect to securities issuances that are the subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to rule 24;i

AGL Resources Inc., Registration Statement on Form 424B5, filed December 16, 2004. Form of prospectus disclosing information, facts, and events covered in both forms 424B2 and 424B3

AGL Resources Inc., Registration Statement on Form 424B5, filed November 22, 2004. Form of prospectus disclosing information, facts, and events covered in both forms 424B2 424B3

AGL Resources Inc., Registration Statement on Form 424B3, filed November 15, 2004. Form of prospectus reflecting facts events constituting substantive change from last form

AGL Resources Inc., Registration Statement on Form S3/A, filed November 5, 2004. Pre-effective amendment to an S-3 filing

AGL Resources Inc., Registration Statement on Form S3, filed October 22, 2004. Simplified registration form

11.
A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of AGL Resources on a consolidated basis, and each of AGLC, CGC, VNG, NUI Utilities and VGDC;

Exhibit 5 - Capital Structure Table - is submitted pursuant to a request for confidential treatment.

12.
A retained earnings analysis of AGL Resources on a consolidated basis and for each of AGLC, CGC, VNG, NUI Utilities and VGDC detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the quarter;

Exhibit 6 - Common Shareholders' Equity Analysis - is submitted pursuant to a request for confidential treatment.

13.
Certain financial information regarding AGLC, CGC, VNG, VGDC, NUI Utilities, Elizabethtown Gas, Elkton Gas and City Gas as follows: revenues, cost of goods sold, operating income, interest, taxes, amortization, net income, fixed assets, current assets and total assets.

Exhibit 7 - Other Financial Information - is submitted pursuant to a request for confidential treatment.

14.	AGLR will report on the progress of winding down and dissolving, merging or selling certain NUI Nonutility Subsidiaries identified in Exhibit J-1 of this Application.

As of December 31, 2004 the board of directors of AGLR has not approved an action to market or sell any of the Nonutility Subsidiaries identified in Exhibit J-1. Such approval would be a pre-requisite for a sale, merger or any other form of disposition to take place regarding the Nonutility Subsidiaries.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (SEC File No. 70-10175 and SEC File 70-10243) to be signed on its behalf by the undersigned thereunto duly authorized.

AGL Resources, Inc.

                By: /s/ Bryan E. Seas
Bryan E. Seas
Vice President and Controller

Date: March 1, 2005

Exhibit Index

Exhibit	Description	Note

1	Guarantees Issued	*
2	Financings Not Exempt under Rule 52
3	Information Regarding Variable Interest Entities
4	Balance Sheets of Subsidiaries Engaged in Utility Money Pool Transactions	*
4.1	Balance Sheets of Subsidiaries Engaged in Utility Money Pool Transactions	*
5	Capital Structure Table	*
6	Common Shareholders' Equity Analysis	*
7	Other Financial Information	*
*	Submitted under request for confidential treatment pursuant to Rule 104